Exhibit 99.3

August 1, 2011

Bezeq The Israel Telecommunication Corporation Limited

Quarterly Report for the Period ending June 30, 2011

•	Update of Chapter A (Description of Company Operations) of the Periodic Report for 2010

•	Directors' Report on the State of the Company's Affairs for the period ended June 30, 2011

•	Interim Consolidated Financial Statements as at June 30, 2011

The information contained in this quarterly report constitutes a translation of the quarterly report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

UPDATE OF CHAPTER A (DESCRIPTION OF COMPANY OPERATIONS)1

OF THE PERIODIC REPORT FOR 2010 (THE “PERIODIC REPORT”) OF

"BEZEQ" – THE ISRAEL TELECOMMUNICATIONS CORPORATION LIMITED (THE “COMPANY”)

1.	Description of general development of the Bezeq Group's business

Section 1.1 – Bezeq Group activities and business development

Section  1.1.1 – General

Following are details of the current holdings in the Company including the fully diluted holdings, assuming exercise of all the options allotted to the Group’s employees and managers at June 30, 2011 and July 31, 2011 (the calculation is, inter alia, subsequent to the acquisition of Company shares by B Communications as described in the update to Section 1.3.1):

Shareholders	Percentage of holdings
	At June 30, 2011	At July 31, 2011	Fully diluted at July 31, 20112
B Communications (through B Tikshoret)	31.23%	31.18%	30.16%
The public	68.67%	68.82%	69.84%

Section 1.3 – Investments in equity and share transactions

On June 1, 2011 the Company published a shelf prospectus for the issuance of shares, debentures, convertible debentures, stock options, debenture options and marketable securities, in the scope and according to the terms set out in the shelf offering memorandums, insofar as these will be issued by the Company in the future ("the Shelf Prospectus").  Subsequently, on June 22, 2011, the Company published an amendment to the shelf prospectus in which various changes were made to the conditions of the debentures and the deed of trust.  On this subject, see also the Company's reports from June 1, 2011 and June 22, 2011 that include (respectively) the shelf prospectus and the amendment to the shelf prospectus.

On June 29, 2011, the Company published a shelf offering memorandum in which context debentures (Series 6-8) were offered to the public.  Concerning this memorandum and the issue of the said debentures, see the update to Section 2.13.

Section 1.3.1 – Transactions in Bezeq shares

On March 10, 2011 the Company's controlling shareholder, B Communications, acquired (through B Tikshoret) 15,072,168 of Bezeq's shares at a transaction rate of NIS 10.055 per share so that immediately after this acquisition, the balance of its holdings rose to 829,283,713 Company shares and its holdings in the Company rose to 30.84% (29.62% in full dilution).

On March 14, 2011 the Company's controlling shareholder, B Communications, acquired (through B Tikshoret) 14,590,000 of Bezeq's outstanding shares at a transaction rate of NIS 10.1716 per share so that immediately after this acquisition, the balance of its holdings increased to 843,873,713 Company shares and its holdings in the Company rose to 31.37% (30.14% in full dilution).

1
The update is pursuant to Article 39A of the Securities Regulations (Periodic and Immediate Reports, 5730-1970), and includes material changes or innovations that have occurred in the corporation in any matter which must be described in the periodic report. The update relates to the Company's periodic report for the year 2010 and relates to the section numbers in Chapter A (Description of Company Operations) in the said periodic report.

2
The calculation of full dilution assumes that all the allotted options will be exercised into shares. In view of the mechanism of net exercise of stock appreciation rights in the plan for managers and senior employees of the Group from November 2007 and the employee stock option plan (2010), this assumption is theoretical only, since in practice, under the terms of the plan and according to the outlines, offerees who exercise the options will not be allocated the full number of shares underlying them, but only the number of shares that reflects the amount of the financial benefit embodied in the options.

Section 1.4 - Distribution of dividends

Section 1.4.2 – Distribution of dividends

On April 13, 2011, the general meeting of the Company's shareholders (further to a recommendation of the board of directors from March 7, 2011) approved the distribution of a cash dividend to the Company's shareholders in the total sum of NIS 1,163 million, which on the determining date for the distribution (May 4, 2011) represented NIS 0.4305716 per share and 43.05716% of the Company's issued and paid-up capital. The dividend was paid on May 19, 2011 (together with the special dividend, as described in the update to section 1.4.3).

The outstanding, distributable profits at the reporting date are NIS 992 million.

On August 1, 2011, the Company's board of directors resolved to recommend to the general meeting of the Company's shareholders (convened for September 7, 2011) to distribute a cash dividend of NIS 992 million to the shareholders.  The effective date for the distribution is September 18, 2011 and the payment date is October 5, 2011.  The second portion of the special distribution, in the amount of NIS 500 million, will be distributed together with this cash dividend (insofar as it is approved), as specified in the update to section 1.4.3, and the distribution dates for the current dividend (the Effective Date, Ex-date, and the payment date) will be relevant for this portion as well.

Section 1.4.3 – Distribution that does not pass the profit test

On March 31, 2011 the Tel Aviv District Court approved a distribution which does not pass the profit test, in a total amount of NIS 3 billion which will be distributed to the Company's shareholders in six equal semi-annual payments from 2011 until 2013. Pursuant thereto, on May 19, 2011 the first portion of this distribution was distributed in a total amount of NIS 500 million (which on the record date for the distribution (May 4, 2011) represented NIS 0.1851125 per share and 18.51125% of its issued and paid-up capital), together with the distribution of the regular dividend as described in the update to section 1.4.2.  The second portion of this distribution, in the amount of NIS 500 million, is expected to be distributed together with the current dividend, as specified in the update to Section 1.4.2. The Company recorded a liability in its financial statements at March 31, 2011 for the whole sum of the distribution (NIS 3 billion).

On July 3, 2011, a bearer of a Company debenture (Series 5) applied to the court to instruct the Company to submit an up-to-date opinion and to allow responses to be submitted in view of the revised opinion, including the filing of objections, and this given that in the applicant's opinion circumstances have changed that justify a re-examination of the Company's solvency: an immediate raising of debt by the Company in the amount of NIS 3 billion (instead of from 2011-2013, pursuant to the assumption in the economic opinion that was attached to the Company's request), and a change in Midroog's rating outlook for the Company to negative.  On July 10, 2011, the Company filed its response to the application stating that the application should be rejected as circumstances have not changed as alleged by the applicant and/or that justify a re-examination of the resolution pertaining to the write-down of capital and due to the fact that this resolution is final and absolute. On July 25, 2011, pursuant to the court's ruling, the Company received a response to the application and the Company's response from the ISA, in which context the ISA did not discuss the subject of the application – whether or not circumstances had changed since the date of the court ruling.  Nevertheless, the ISA is of the opinion that should there be a significant deterioration of the Company's financial position between the date of giving the obligation and receiving approval for the distribution, and the payment date of the dividend, the Company's board of directors would be well advised to reassess the Company's compliance with the distribution tests, and if there are insufficient distributable profits, it should re-apply for the court's approval, unless the court ruling prescribes instructions that also take into account future changes in the Company's circumstances.  A hearing was set for this case on September 19, 2011.

Section 1.5 – Financial information regarding the Group's areas of operation

Section 1.5.4 – Principal results and operational data

A.	Bezeq Fixed-Line (the Company’s activity as domestic operator) (NIS millions unless stated otherwise)

	Q2 2011	Q1 2011	Q4 2010	Q3 2010	Q2 2010	Q1 2010
Revenues	1,170	1,178	1,329	1,323	1,307	1,304
Operating profit	517	211	494	556	503	490
Depreciation and amortization	171	162	178	171	171	170
EBITDA	688	373	672	727	674	660
Net profit	330	123	340	377	349	360
Cash flow from current operations	496	419	540	684	523	393
Payments for investment in property, plant & equipment and intangible assets	319	319	302	245	247	238
Proceeds from sale of property, plant & equipment	48	187	43	48	26	15
Free cash flow (1)	225	287	281	487	302	170
Number of active subscriber lines at end of period (in thousands) (2)	2,336	2,342	2,352	2,382	2,412	2,445
Average monthly revenue per line (NIS) (ARPL) (3)	78	80	83	83	81	80
No. of outgoing minutes (in millions)	2,415	2,521	2,621	2,629	2,717	2,732
No. of incoming minutes (in millions)	1,535	1,577	1,644	1,665	1,634	1,623
Number of internet subscribers at the end of the period (in thousands) (2)	1,088	1,079	1,066	1,056	1,051	1,045
% of subscribers using NGN services out of total Internet subscribers connected to the NGN network	40%	37%	34%	27%	23%	17%
Average monthly revenue per Internet subscriber (NIS)	80	79	78	76	72	73
Average bandwidth per Internet subscriber (Mbps)	5.3	4.8	4.3	3.8	3.4	3.0
Churn rate (4)	2.6%	3.1%	3.4%	3.1%	3.1%	3.0%

(1)	Cash from operating activities less purchase of property, plant and equipment and intangible assets, net.

(2)	Inactive subscribers are subscribers whose Bezeq lines have been physically disconnected (except for a subscriber during (approximately) the first three months of the collection process)

(3)	Excluding revenues from transmission and data communication, Internet services, services to communications operators and contractor and other works. Calculated based on average lines for the period.

(4)	The number of telephony subscribers who left Bezeq Fixed-line during the period divided by the average number of registered telephony subscribers in the period.

The number of active subscriber lines, average monthly revenue per line and number of outgoing minutes were retroactively amended and were presented after elimination of the effect of card-operated public telephones.

B.	Pelephone (NIS millions unless stated otherwise)

	Q2 2011	Q1 2011	Q4 2010	Q3 2010	Q2 2010	Q1 2010
Revenue from services	925	949	1,145	1,159	1,140	1,106
Revenues from sale of terminal equipment	513	501	323	283	289	287
Total revenue	1,438	1,450	1,468	1,442	1,429	1,393
Operating profit	357	399	343	356	362	322
Depreciation and amortization	143	139	154	149	149	149
EBITDA	500	539	497	505	511	471
Net profit	279	310	268	239	267	259
Cash flow from current operations	101	308	91	400	378	350
Payments for investments in property, plant and equipment and intangible assets	86	133	92	99	114	92
Free cash flow (1)	15	175	(1)	301	264	258
Number of subscribers at the end of the period (thousands) (2)	2,890	2,880	2,857	2,825	2,807	2,789
Average number of minutes per subscriber per month (MOU) (3)	365	359	364	347	348	336
Average monthly revenue per subscriber (NIS) (ARPU) (4)	107	110	134	137	136	133
Average monthly revenue per subscriber (NIS) (ARPU) (based on reduced interconnect tariffs) (5)	107	110	109	113	111	110
Number of HSPA subscribers at the end of the period (thousands) (2)	1,610	1,471	1,325	1,160	1,005	845
Revenues from value added services (included in revenues from services)	297	283	269	266	246	233
% revenues from value added services / revenues from cellular services(6)	34.5%	32.1%	25.0%	24.5%	23.0%	22.6%
Churn rate (7)	4.9%	4.3%	3.9%	3.5%	3.9%	3.9%

(1)	Cash from operating activities less purchase of property, plant and equipment and intangible assets, net.

(2)
Subscriber data do not include subscribers connected to Pelephone services for six months or more but who are inactive. An inactive subscriber is one who in the past six months has not received or made at least one call or who has not paid for Pelephone services.

(3)
Average monthly use per subscriber (in minutes) is calculated by the average monthly total outgoing minutes and incoming minutes in the period, divided by the average number of subscribers in the same period.

(4)
Average monthly revenue per subscriber is calculated by dividing the average monthly revenues from cellular services (airtime, usage fees, call completion fees, roaming fees, value added services, and other), and repair and other services in the period, by the average number of active subscribers in the same period.

(5)
After interconnect tariffs were lowered on January 1, 2011 (see section 1.7.3C in Description of the Company's Operations in the periodic report for 2010), average monthly revenues per subscriber in Q1 – Q4 of 2010 were presented on the basis of the reduced interconnect charges (in addition to the regular presentation) for the sake of comparison with the data for the first and second quarters of 2011.

(6)	The data has been calculated on the basis of the interconnect tariffs in effect at each period.

(7)
The churn rate of subscribers is based on the ratio between subscribers who disconnected from the company's services and subscribers who became inactive during the period, to the average number of active subscribers during the period.

C.	Bezeq International (NIS millions unless stated otherwise)

	Q2 2011	Q1 2011	Q4 2010	Q3 2010	Q2 2010	Q1 2010
Income	332	329	350	345	342	343
Operating profit	60	61	65	70	124	62
Depreciation and amortization	26	24	25	23	23	23
EBITDA	87	85	90	93	147	84
Net profit	46	46	46	53	108	46
Cash flow from current operations	68	42	92	75	66	59
Payments for investments in property, plant and equipment and intangible assets (1)	47	46	80	30	33	37
Free cash flow (2)	21	(4)	12	45	33	23
Churn rate (3)	2.8%	2.9%	3.5%	3.2%	2.9%	3.2%

(1)	The item also includes long-term investments in assets

(2)	Cash from current operations less purchase of property, plant and equipment and intangible assets, net.

(3)	The number of Internet subscribers who left Bezeq International during the period, divided by the average number of registered Internet subscribers in the period.

D.	DBS (NIS millions unless stated otherwise)

	Q2 2011	Q1 2011	Q4 2010	Q3 2010	Q2 2010	Q1 2010
Revenue	404	406	400	395	396	391
Operating profit	65	61	41	72	7	59
Depreciation and amortization	71	69	85	68	68	64
EBITDA	136	130	126	140	75	122
Net profit (loss)	(88)	(73)	(84)	(78)	(143)	(8)
Cash flow from current operations	119	141	132	126	110	124
Payments for investments in property, plant & equipment & intangible assets, net (1)	64	71	90	63	63	61
Free cash flow (2)	54	70	42	63	47	63
Number of subscribers at the end of the period (thousands) (3)	581	580	578	575	573	571
Average monthly revenue per subscriber (NIS) (ARPU) (4)	232	234	231	229	231	229
Churn rate (5)	2.9%	3.3%	3.1%	3.3%	3.1%	3.5%

(1)	This item also includes investments in the cost of acquiring subscribers

(2)	Cash from operating activities less purchase of property, plant and equipment and intangible assets, net.

(3)
Subscriber – one household or one small business customer. In the event of a business customer with multiple reception points or a large number of decoders (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer.

(4)
Average monthly revenue per subscriber is calculated by dividing DBS’s total revenues (revenues from content and equipment, premium channels, technical service, advanced products, one-time sale of content, revenues from channels, internet and other) by the average number of customers.

(5)	The number of Internet subscribers who left DBS during the period divided by the average number of registered DBS subscribers in the period.

Section 1.6 – Forecast for the Group

The Group's gross capital expenditures in 2011 are expected to be approximately 15% higher than in 2010, primarily due to an increase in investments in infrastructure by the Bezeq Group companies.  The Bezeq Group is considering the possibility of purchasing real estate that will serve as the Group's headquarters, replacing leased properties.  If the Group decides on this alternative, its gross capital expenditures in 2011 would increase by an additional 5% to 10%.

The Company's forecasts specified in this section are forward-looking information.  In this instance, see Section 1.6 (last paragraph) of the Periodic Report for 2010.

Section 1.7 - General environment and influence of external factors on the Group's activities

Section 1.7.1 – Formation of groups in the Israeli communications market and transition to inter-group competition

HOT-Mirs Group – on July 19, 2011, HOT announced that on that day, HOT's board of directors had approved an agreement with a company controlled by Altice VII S.A.r.l, which is the sole shareholder of HOT's controlling shareholder, and with a third party unrelated to HOT, to acquire all their rights in Mirs for the sum total of NIS 1,300 million, net of Mirs' debts.  Completion of the transaction is subject to meeting preconditions, including the approval of a general meeting of HOT, regulatory approval and approval from banks.

IDB Group – Netvision Ltd. (“Netvision”), reported on July 27, 2011 that the boards of directors of Netvision and Cellcom Israel Ltd. ("Cellcom") had approved a merger agreement between Netvision and Cellcom and a wholly owned subsidiary of Cellcom in which all Netvision's shares would be acquired at an estimated value of NIS 1.5 billion.  Netvision reported that completion of the transaction is contingent on obtaining additional approvals. Furthermore, the Antitrust Commissioner announced that a merger announcement does not have to be submitted in connection with this transaction.

Section 1.7.3 - Regulatory oversight and changes in the regulatory environment

Sub-section A - Policy for regulating competition – Hayek Committee – the date for submitting public positions to the commission regarding the commission’s recommendations on structural issues in the communications field was postponed to April 17, 2011. The Company, Pelephone, Bezeq International, and DBS submitted their comments to the commission which stated that the various comments would be published on the Ministry of Communications website.

Sub-section B – Increase in the rate of royalties – in addition to the petition filed by the Company in connection with increasing the rate of royalties, additional petitions were filed in the same matter by other communications companies, including Pelephone. All the petitions will be heard as one case.  At a hearing of the petitions held at the High Court of Justice ("HCJ") on June 16, 2011, HCJ's decision was accepted in which by August 1, 2011, the State will announce its position regarding HCJ's proposal for ending impasse raised in the petition by mutual agreement. According to the proposal, the rate of royalties in 2012 will be 1.75% (instead of 2.5% in the regulations), and for subsequent years, HCJ's ruling 10289/05 shall apply, in which context the State announced that it is adopting the outline recommended by the Gronau Committee, whereby the rate of royalties applicable to the petitioner (Barak) will be reduced until they are entirely eliminated in 2012. Likewise, the State's position shall apply as presented in a written announcement given by them to the court in February 2009, whereby adoption of the said outline is subject to no circumstances occurring that have negative repercussions for the economy at the relevant dates. Accordingly, on July 31, 2011, the State announced its consent to HCJ's proposal.

Section D – limitation of the exit fee that a license-holder may collect from a subscriber: on June 19, 2011, the Knesset Economics Committee approved the bill in preparation for its second and third reading, with the following key changes:  The provisions of the amendment to the law shall apply to a subscriber whose average monthly bills are less than NIS 5,000; an exit fee shall not be collected from a subscriber who entered into an agreement with the service provider after the onset date of the amendment to the law and then cancelled his subscription, and payment limited to 8% (of the monthly fees) may be collected from a subscriber who entered into an agreement before the amendment took effect and cancelled it afterwards.

The Company, Bezeq International, and DBS are of the opinion that the amendment to the law canceling the exit fee (if it is approved) may have further repercussions on the terms of the agreements with the companies' customers.  This opinion is forward-looking information, as referred to in the Securities Law, that may not materialize or may materialize in a manner materially different from anticipations, in part depending on the conditions to be determined in the amendment to the law (if and insofar as the amendment is passed).

2.	"Bezeq": The Israel Telecommunication Corporation Limited (the “Company”) – Domestic Fixed-line Communications

Section 2.7.2 – Domestic fixed-line communications infrastructure

The Company is preparing for further development of the network and a further increase of bandwidths offered to customers.  To this end, the Company is examining a series of technologies, based both on the existing network and on the deployment of an optical fiber network to the customer's home (FTTH/FTTB).  This review requires the Company to prepare itself and deploy its systems, and the Company has begun working in this direction.

Section 2.7.4 – Land

Sub-section E – review of an investment in land as a substitute for rental – on July 13, 2011, the board of directors gave the Company permission to negotiate with Carasso Real Estate Group for the purchase of a 25-dunam plot of land defined as plot no. T-3 according to Valid Plan PT/1/2004 (block 6365, parcel numbers 106, 109 and 38, (among others), in Petach Tikvah's Kiryat Aryeh Industrial Zone ("the Plot").  The estimated price of the Plot is NIS 125 million plus VAT.  Completion of the negotiations for the acquisition of the plot is expected to take several months. The Plot is slated for the construction of offices and communications facilities to replace the existing offices that are currently rented.  Completion of the construction and occupancy is scheduled for the end of 2015.  According to the Company's initial estimates, the entire project will cost NIS 700 million (including the price of the Plot as specified above and the relevant levies). This cost will be spread over the period of the project (5 years, as noted above) in line with the pace of progress in the construction work.

The Company's estimates regarding the project and its cost are forward-looking information, as defined in the Securities Law. These estimates are based, in part, on purchase and construction costs, the state of the real-estate market, and the Company's plans at the date of making the decision.  These estimates may not materialize or may materialize in a manner materially different from that anticipated.

Section 2.9.7 - Employee benefit plans

In Section C – employee stock options plan (2010) – on March 16, 2011 the Company published a new outline as part of this plan which is incorporated by reference.

Section 2.9.8 - Officers and senior management in the Company

On March 16, 2011 Ran Guron was appointed as the Company's Deputy CEO (in addition to his position as VP of Marketing in the Company).

Section 2.13.1 – Average and effective interest rates on loans

In view of the debt raised by the Company, as noted in the update to Section 2.13.3, below are current details about the distribution of long-term loans (including current maturities) and short-term loans, at June 30, 2011:

Loan period	Source of financing	Amount (NIS millions)	Currency or linkage	Type of interest and change mechanism	Average interest rate	Effective interest rate	Interest range in 2011
Long-term loans	banks	1,800	Unlinked NIS	Variable, based on prime rate*	4.64%	4.69%	3.17%-4.95%
	banks	1,800	Unlinked NIS	Fixed	5.76%	5.85%	5%-6.85%
	Non-Bank sources**	425	Unlinked NIS	Variable, based on STGL interest per annum ***	4.92%	5.07%	-
	Non-Bank sources**	1,729	Unlinked NIS	Fixed	5.92%	6.10%	5.70%-6.65%
	Non-Bank sources**	2,527	CPI-linked NIS	Fixed	4.61%	4.12%	3.70%-5.3%
Short-term loans	banks	600	Unlinked NIS	Variable, based on prime rate*	3.95%	4.01%	3.7%-3.95%

*	Prime interest rate in July 2011 – 4.75%.

**
Non-bank sources include debt raised in accordance with a shelf prospectus from June 29, 2011 for Company debentures (Series 6, 7, and 8) for which the offer was completed on June 30, 2011 and settlement was completed on July 3, 2011.

***	Average STGL (makam) interest rate per annum for the last five days of trade immediately prior to the commencement of the interest period – 3.5180% for the current (first) interest period.

Section 2.13.3 – Credit received during the Reporting Period

Bank / institutional debt raised in May 2011

Between May 12, 2011 and May 18, 2011, the Company completed the raising of NIS 2 billion of debt by means of loans from Israeli banks and from a financial institution (group).  NIS 1.4 billion of this amount is long-term debt (at an average duration of 6.2 years) and NIS 600 million of this amount is short-term debt for a year.  It should be noted that some of debt was raised as part of the exercising of a letter of undertaking for the extension of long-term credit that the Company received on February17, 2011 from a bank, as mentioned in Section 2.13.7 in the 2010 Periodic Report, so that the scope of the undertaking according to the letter was reduced after the debt raising from NIS 1.5 billion to NIS 700 million.

In connection with this raising of debt, the Company made the following commitments towards each of the entities that had extended the credit (in this section – "the financing entities"):

1.
An undertaking not to create any other liens on its assets (negative lien) under the same conditions as those of the negative lien given in favor of the banks, and subject to exceptions defined therein (see Note 14C(1) to the Financials of 2010).

2.
The financing documents include accepted grounds for recalling the credit, including violations, insolvency, liquidation procedures, receivership or the like, as well as the right to demand immediate repayment if a third-party lender demanded immediate repayment of the Company's debts towards it for an amount that is more than the defined amount.

3.
Regarding the long-term credit extended to the Company, the Company undertook that should it make an undertaking towards any lending entity whatsoever ("additional lender") in connection with financial criteria, the financing entities may (under certain conditions) ask the Company to sign an identical undertaking towards them.

Subsequently, on August 1, 2011, the Company's board of directors approved taking on a long-term debt of NIS 600 million (5.3 years duration) to replace the short-term debt in the same amount mentioned above. Upon taking this debt, the aforementioned letter of undertaking will be deleted.

Debentures issued to the public in June 2011

On July 3, 2011, the Company issued debentures (Series 6-8) in accordance with a shelf proposal from June 29, 2011, which was published by virtue of the shelf prospectus, as follows:

(a)
NIS 958,088,000 nominal value debentures (Series 6), bearing fixed annual interest of 3.70%, as defined in the issuance offer. The debentures (principal) shall be repaid in 5 equal, annual installments, payable on December 1 every year from 2018 through 2022 (inclusive). The first interest payment will be made on December 1, 2011, and subsequently the interest will be paid twice a year on June 1 and December 1 every year from 2012 through 2022.  The principal of the debentures (Series 6) and their interest shall be linked to the CPI published in June 2011 in respect of May 2011.

(b)
NIS 424,955,000 nominal value debentures (Series 7), bearing variable interest at the short-term government loan ("STGL") yield per annum ("base interest"), plus a margin of 1.40% at the rate determined in the issuance tender. The debentures (principal) shall be repaid in 5 equal, annual installments, payable on December 1 every year from 2018 through 2022 (inclusive). The first interest payment will be made on September 1, 2011, and subsequently the interest will be paid four times a year on March 1, June 1, September 1, and December 1 2011 through 2022 (in 2011 – on September 1, and December 1, only). The debentures (Series 7) are not linked to the CPI or to any currency.

(c)
NIS 1,329,363,000 nominal value debentures (Series 8), bearing fixed annual interest of 5.70%, as defined in the issuance tender. The debentures (principal) shall be repaid in 3 equal, annual installments, payable on June 1 every year from 2015 through 2017 (inclusive). The first interest payment will be made on December 1, 2011, and subsequently the interest will be paid twice a year on June 1 and December 1 every year from 2012 through 2016.  The last interest payment will take place on June 1, 2017.  The debentures (Series 8) are not linked to the CPI or to any currency.

In total, the Company received consideration of NIS 2,712,406,000 in respect of the debentures (Series 6-8), allotted according to the shelf proposal.3

For further details on this subject, see the Company's shelf proposal report from June 29, 2011 and an announcement on the results of the issue according to the Company's shelf proposal report from June 30, 2011, which is incorporated by reference.  See also Note 12 D to the Company's consolidated financial statements for the period ended June 30, 2011.

Section 2.13.6 - Credit rating

On April 3, 2011 the Company was notified by Midroog Ltd. which grades the Company's debentures (Series 4 and 5), that it had been removed from its watch list for the rating of these debentures, while retaining its rating (Aa1) with negative outlook, following the planned reduction of its capital and distribution of a special dividend of NIS 3 billion as decided by the Company and approved by the district court.

On June 29, 2011, Midroog announced a rating of Aa1, negative outlook, for the NIS 3 billion debentures (Series 6-8) to be issued by the Company, and application of the same rating to the Company's debentures in circulation.

On June 29, 2011, S&P Maalot announced that it had set a rating of ilAA+ (ilAA plus)4 for the Company's new debentures (Series 6-8) in the amount of NIS 3 billion.

Section 2.13.7 - Company assessment for raising financing and possible sources in 2011

On this subject, see update to Section 2.13.3.

Section 2.16.2 – the Company's domestic carrier license

Sub-sections (C) & (D) – marketing of joint service bundles and tariffs, on July 3, 2011, the Company received a letter from the Director General of the Ministry of Communications concerning the price of broadband internet access services – prices for subscribers and marketers.  In the letter, the Ministry of Communications asserts that the Company's conduct regarding the prices offered for broadband internet access deviates from the provisions of its general license and applied practice and the Company must correct this deviation from its license.

Further to the Ministry of Communications' request, the Company informed the ministry, without admitting to the contents of the letter, that it would revise the price of internet access infrastructure for new subscribers to its joint service bundles (through the Company and through ISPs) as well as for new subscribers who purchase infrastructure services separately.

3
Within the context of the issuance of the aforementioned debentures, Eurocom Capital Underwriting Ltd. (a company controlled indirectly by Eurocom Communications Ltd., the Company's indirect controlling shareholder), acquired 43,938,000 debentures (Series 6), 18,885,000 debentures (Series 7), and 48,49,000 debentures (Series 8). Accordingly, as of the date of the acquisition of the said debentures, Eurocom must report as a principal shareholder in the Company by virtue of its holdings.

4	The Company's rating is ilAA+ - negative outlook.

Sub-section (D) – Tariffs – pursuant to the Communications Announcement (Bezeq and broadcasts) (Calculation and linkage of Bezeq payments), 5771-2011, the Company's tariffs were revised as of June 1, 2011, based on the formula prescribed in the Communications Regulations (Bezeq and Broadcasts) (Calculation and linkage of payments for Bezeq services) (Amendment), 5767-2007, so that the fixed monthly payment for a telephone line and for ISDN-BRA services rose by 2.66%, and the other services provided by the Company that are prescribed in the regulations (including interconnect fees) were reduced by 0.65%.

Section 2.16.8 – Antitrust Laws

On June 30, 2011 the Antitrust Authority asked the Company for information within the context of its investigation of the Company's activity regarding the supply of bundle services (on this subject see also the update to Section 2.16.2).

Section 2.17.1(b) – Deed of Trust for debentures (Series 5) from May 24, 2011

On June 16, 2011, the Company received notice from Mizrahi-Tefahot Trust Company Ltd. ("the Trust Company") that its tenure as the trustee for the Company's debentures (Series 5) had expired, consistent with the provisions of Sections 35E(2) and 35N(A)(3) of the Securities Law, 5728-1968, due to a possible conflict of interests, in view of credit given to the Company and/or its controlling shareholder by Mizrahi-Tefahot Bank Ltd, which is the trust company's parent.  The Company is taking action to appoint another trustee as soon as possible, and until another trustee is appointed, the trust company will continue to serve as trustee.

Section 2.18 – Legal proceedings

Section 2.18.6 – regarding an arbitration claim filed by one of the shareholders in DBS against the Company and against another DBS shareholder, on July 5, 2011, the parties signed an agreed announcement concerning a settlement of the case whereby the claim would be rejected and the claimant waives all its claims.

Section 2.18.8 – In the matter of a claim filed in the Tel Aviv District Court in July 2010 together with a motion for its certification as a class action, alleging that as a result of a fault in the telephone lines, Company subscribers were prevented from communicating with HOT subscribers, on April 13, 2011 the court approved the removal of the claimant from the application.

Section 2.18.11 – with regard to four claims together with applications to certify them as class actions concerning a malfunction of the Company's network on January 25, 2011, the claims that were filed at the Nazareth, Haifa and Central Region District Courts were transferred to the Tel Aviv District Court.

Section 2.18.13 – In the matter of approval of an application for approval of a distribution which does not pass the profit test, see update to Section 1.4.3.

3.	Mobile radio-telephone (cellular telephony) - Pelephone Communication Ltd. (“Pelephone”)

Sections 3.1.3 and 3.1.4 – Changes in the volume of operation in the field and in its profitability and Market developments (respectively)

Various regulatory amendments, including a restriction on exit fees, led to the removal of transfer barriers and intensified the competition between the cellular operators and as a result, to an increase in the number of transferring subscribers among the cellular operators. This caused a churn rate of approximately 9.2% for the first six months of 2011, compared with 15.3% throughout 2010.

Vigorous subscriber traffic in the cellular market and a rise in demand for handsets and for smartphones in particular, contributed to an increase in revenues from terminal equipment which for the first six months of 2011 totaled NIS 1,014 million, representing 35.7% of total revenues, compared with 20.6% for the whole of 2010. Most terminal equipment is sold in 36 installments and this increase in sales led to an increase in the number of Pelephone's customers and a worsening of cash flows from on-going operations.  In addition, in recent months competition between the companies has intensified, leading to an erosion of tariffs for both new and existing customers, as part of customer retention efforts.

Section 3.7.2 A - Entry of another operator with its own infrastructure

In April 2011 a tender was held to grant frequencies and a license for cellular operators that own infrastructures. Mirs Communication Ltd. (of the HOT-Mirs Group) and another company won the tender.  Due to the fact that the other company and another bidder failed to comply with the conditions of the tender, the ministry of Communications Tendering Committee awarded the right to the cellular license to Golan Telecom Ltd.  Under the terms of the tender, the new operators will be able to launch their operation after deploying a cellular network which initially will cover 10% of the population of Israel. After the deployment, the new operators will be able to use the networks of the existing operators for a period of seven years (with an extension option subject to approval for up to a further three years) based on a national roaming model.

Under the tender, Mirs Communications Ltd. will pay NIS 710 million and Golan Telecom Ltd. will pay NIS 360 million in license fees (the “maximum license fees”).  The maximum license fees will be reduced by one seventh (1/7) (approximately 14.3%) for each percent (1%) of market share they accumulate in the private sector in the five years following the grant of the license, so that a new operator achieving a market share of 7% in the private sector will not pay any license fees.

To guarantee payment of the license fees, the new operators undertook to submit a bank guarantee in favor of the Ministry of Communications in the amount of the maximum license fees.

Following a hearing which took place regarding an engineering and operational national roaming arrangement, in April 2011 a decision regarding an amendment to the above-mentioned license was published.

Pelephone anticipates that the entry of the new operators will intensify competition in the cellular market.

Pelephone's assessments of the effect of the entry of the cellular operators with infrastructures into the cellular markets are forward looking information as defined in the Securities Law. These assessments are based on the competition structure in the market, the effects of past changes in it and the regulation which is expected to apply to the new operators as it is known at present. There is no certainty as to the effect these new operators will have. These assessments might not be realized or might be realized in a manner materially different from anticipations, inter alia, because of changes in the competition structure and regulatory changes applicable to the new cellular operators.

Section 3.12.1 – Suppliers of terminal equipment

In view of the rate of Pelephone's purchases from Apple Sales International ("Apple") during the first six months of 2011, Apple is likely to be considered a principal supplier of Pelephone in 2011.  Accordingly, at the end of 2011, Pelephone will examine its annual purchase rate and insofar as the supplier is considered a principal supplier, the 2011 report will be revised accordingly.

Section 3.17.1 – Provisions of law pertaining to the environment that apply to Pelephone's operations

As part of the Ministry of Interior's discussion of environmental matters on May 4, 2011, it was decided to ask the Minister for Protection of the Environment to delete from the proposed wording of the regulations, the instruction that makes a distinction between a balcony and a roof terrace regarding the prohibition on erecting and operating a source of radiation.  By virtue of the foregoing, and due to disagreements on this subject, promulgation of the regulations was delayed, and as far as Pelephone is aware, up to the date of the report the regulations have not yet been approved.  On May 31, 2011, the World Health Organization's International Agency for Research on Cancer (IARC) published an announcement to the effect that radiofrequency electromagnetic fields associated with the use of mobile phones may be carcinogenic to humans (Group 2B).

Section 3.18.1 B – Wireless Telegraph Ordinance

Concerning a refund of NIS 41.4 million that Pelephone received from the Ministry of Communications for frequency fees for which it had been overcharged when exercising the right to use 3-G frequencies, see Note 12 G to the Company's consolidated financial statements for the period ended June 30, 2011.

Section 3.18.4 – Site construction licensing

On April 13, 2011, the State submitted another revised statement to HCJ whereby on April 11, 2011, the Tendering Committee announced the two winners of the tender for new cellular operators in Israel.  In view of the above, and of the intention to give the new operators a license in the near future, the statement said that the Attorney General is considering applying to the HCJ to limit the temporary order that was issued regarding the possible erection of wireless access facilities by the two new operators, even without a building permit.  Further to the above, it should be noted that on April 28, 2011, the Forum for Cellular Sanity filed another application for an interim injunction to prohibit progress for the supply of Fourth Generation broadcasts until a public hearing has been held or a ruling has been handed down on the petition.  On July 3, 2011, HCJ rejected the application on the grounds that the requested relief was too general and far reaching.  On June 5, 2011, HCJ issued a decision whereby the Attorney General must submit a further updated statement by July 19, 2011 that also addresses a limitation of the interim injunction.

Section 3.18.3 - Royalties

Concerning a petition on the subject of the rate of royalties, see the update to Section 1.7.3.

Section 3.21 – Legal proceedings

A.	Claims added during the period

1.
In June 2011, a claim was filed at the Tel Aviv District Court against Pelephone, Cellcom, Partner and Mirs, together with an application to certify it as a class action.  The plaintiff estimates the amount of the claim against Pelephone at NIS 503 million.  The claim refers to the sale of accessories used for carrying mobile handsets that do not comply with the instructions of the handset manufacturers and the Ministry of Health, regarding non-ionizing radiation. In addition to the financial relief, additional relief in the form of an injunction to prohibit the sale of these items, or alternatively to publish a warning, is requested.

B.	Information on terminated claims

1.
Section 3.21.1(M) – concerning a claim from October 2010 and an application to certify it as a class action for the restitution of amounts collected for services supplied by the respondents Unicell, Telemesser and Select by cellular telephone, in May 2011 the applicants withdrew their application (and undertook not to file it again) with the court's approval, which was given the validity of a court ruling.

2.
Section 3.21.1(N) – concerning an action from October 2010 and an application for its certification as a class action alleging that Pelephone is acting in contravention of the Consumer Protection Law by failing to provide its customers with a written document containing the details required under the Consumer Protection law, when entering into an agreement for changing or adding to a continuing transaction, in June 2011, the court decided to allow the plaintiff to withdraw his application for certification.

4.	International communication, internet services and NEP– Bezeq International Ltd. (“Bezeq International”)

Section 4.20 - Legal Proceedings

Section 4.20.2 – concerning a claim together with an application to certify it as a class action on the subject of the raising of tariffs for internet access services following the first year of operation and charging the plaintiff for services that it claims it did not order, on June 5, 2011, a ruling was handed down in which the court rejected the claim and the application for its certification as a class action.

Sections 4.20.4 and 4.20.5 – The two petitions filed by Partner in the High Court of Justice (in the matter of awarding a license to provide international communications services to Partner and in the matter of determining a uniform interconnect fee for outgoing international telephone calls from a cellular phone which is the same as the interconnect fee for incoming calls) were dismissed upon an application from Partner on March 24, 2011.

5.	Multi-Channel Television – D.B.S. Satellite Services (1998) Ltd. (“DBS”)

Section 5.1.4 - Market developments in the field of operation

Section 5.1.4A - In March 2011 the Ministry of Communications published the Broadcasting via Digital Broadcasting Stations Bill, 2011. The bill is designed to expand the DTT setup within 24 months of the publication date of the law, so that, inter alia, the Knesset channel, Educational TV channel and other designated channels will be added to it. Any of the above channels may be added upon request with payment of a distribution fee. It is also proposed that the Minister of Communications may, in consultation with the Minister of Finance, the Council and the Second Authority, add more channels to the DTT setup by their request upon payment of a distribution fee. Furthermore, under the bill, beginning January 1, 2014, the DTT setup and its operation would be transferred from the Second Authority to a public body, statutory corporation or government company which are not broadcasters nor supervise TV or radio broadcasts, which shall be appointed by the Minister of Communications and Minister of Finance and approved by the government. Subsequently, in July 2011, the Carriage of the Digital Broadcast Station Transmissions Bill, 5711-2011, passed its first reading with some changes made in the legislative memorandum.  Accordingly, the DTT setup will be expanded within two years of publication of the law or by December 31, 2013, whichever is earlier.

Section 5.15 - Financing

Section 5.15.5B – in connection with the expansion of DBS’s debenture series (Series B) – in March 2011, after receiving approval from the banks and confirmation from the rating company that the rating of the expanded series would be ILA-, DBS implemented a private issue by way of an expansion of a series of debentures (Series B) in the amount of NIS 120 million, where half the proceeds of the issue will be used to repay long-term bank credit.

Section 5.17 - Restrictions and supervision of the company

Section 5.17.5 – Despite the fact that in 2009 DBS's total investment in local productions exceeded 8% of its revenues, in February 2011 the Council informed DBS, among other things, that DBS had not complied with its obligation to invest in local production on the channels owned by external producers in 2009 or with its obligation to invest in local productions for infants, children and youth in 2009. The Council notified DBS that it had to compensate for the shortfalls of 2009 in 2011-2012 and in some categories also in 2013. DBS disputes some of the determinations of the Council, and it has contacted the Council in an attempt to change its decision.

Section 5.17.13 – In March 2011 the Ministry of National Infrastructures published draft Energy Resource Regulations (Maximum Electrical Output in an Active Standby Situation of a Digital Set-Top Box for the Receipt of Television Broadcasts), 5771-2011 designed to regulate the maximum output of digital set-top boxes in an active standby situation. To the best of DBS's knowledge, this draft has not yet been discussed by the Knesset Economics Committee. Preliminary tests conducted by DBS indicate that the further the draft regulations progress toward binding legislation, the more adverse could be its effect on DBS's ability to continue using some of the decoders which its subscribers are currently using.

DBS's estimate is forward looking information as defined in the Securities Law, based, inter alia, on the current wording of the draft regulations. There is no certainty that this draft will become binding legislation or that the wording of this legislation, if and when it is passed, will be identical to the wording of the present draft. This estimate might not be realized or might be realized in a manner materially different from expectations, inter alia, depending on the wording of the legislation if and when it is passed.

Section 5.20 – Legal proceedings

Section 5.20.1D – On March 31, 2011 DBS filed its response to the motion for certification by refuting the Applicant’s arguments and noted, inter alia, that it had adopted detailed procedures to comply with the provisions of the Consumer Protection Law; that it is in compliance with the obligation imposed on it to notify its customers when an offer ends; and that a specific fault had occurred in the private matter of the applicant which led to the fact that she was not identified by DBS's system as a customer approaching the end of her term of commitment. On April 14, 2011, the court approved an application filed by the parties for agreed withdrawal and dismissed the claim.

Section 5.20.1 – in March 2011 the CEO of DBS was investigated by the Consumer Protection Authority. To the best of DBS's knowledge, the investigation centers on suspicions of alleged violations by DBS of the Consumer Protection Law relating to arguments of deception and lack of disclosure in customer agreements. At the date of this report, DBS has not yet received an update regarding the results of the investigation.

August 1, 2011
Date	Bezeq - The Israel Telecommunication Corp. Ltd.

Names and titles of signatories:
Shaul Elovitch, Chairman of the Board of Directors
Avi Gabbay, Chief Executive Officer